UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

    Syntel, Inc.

(Name of issuer)

    Common Stock

(Title of class of securities)

    87162H103

(CUSIP number)

    Daniel M. Moore, Chief Administrative Officer

Syntel, Inc.

525 East Big Beaver Road, Suite 300

Troy, MI 48083

(Name, address and telephone number of person authorized to receive notices and communications)

    November 22, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 87162H103
1.	Name of reporting persons Bharat Desai
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds N/A
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization United States of America
	7.	Sole voting power 5,823,216*
	8.	Shared voting power 9,468,692**
	9.	Sole dispositive power 5,823,216*
	10.	Shared dispositive power 9,468,692**
11.	Aggregate amount beneficially owned by each reporting person 15,291,908**
12.	Check if the aggregate amount in Row (11) excludes certain shares
13.	Percent of class represented by amount in Row (11) 36.6%
14.	Type of reporting person IN

*	Mr. Desai disclaims beneficial ownership of 3,350 shares held by various educational trusts for which Mr. Desai is the sole trustee.
**	The common stock with respect to which Mr. Desai shares voting and dispositive power includes (i) 4,659,346 shares held by the NS Trust dated February 28, 1997 I (“Trust I”), (ii) 4,659,346 shares held by the NS Trust dated February 28, 1997 II (“Trust II”), (iii) 75,000 shares held by the NS Trust dated May 17, 1997 V (“Trust V”), and (iv) 75,000 shares held by the NS Trust dated May 17, 1997 VI (“Trust VI”), over each of which Mr. Desai acts as co-trustee. Mr. Desai disclaims beneficial ownership of the 9,468,692 shares held by Trust I, Trust II, Trust V, and Trust VI.

This Amendment No. 5 amends the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on January 7, 2005, as amended by Amendment No. 1 filed on February 14, 2005, Amendment No. 2 filed on January 9, 2006, Amendment No. 3 filed on February 14, 2006, and Amendment No. 4 filed on April 20, 2007, on behalf of Bharat Desai (the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) As of the date of this Amendment No. 5, Mr. Desai is deemed to beneficially own an aggregate of 15,291,908 shares of Common Stock, which represents approximately 36.6% of the outstanding shares of Common Stock, based on the number of shares of Common Stock outstanding on November 9, 2010, as reported in Syntel’s most recent Prospectus Supplement filed with the SEC on November 17, 2010 (file No. 333-162060). Mr. Desai disclaims beneficial ownership of an aggregate of 9,468,692 shares held by Trust I, Trust II, Trust V, and Trust VI for which Mr. Desai acts as co-trustee, as well as 3,350 shares held by various educational trusts for which Mr. Desai is the sole trustee.

(b) Mr. Desai has sole power to vote, direct the vote, dispose or to direct the disposition over 5,823,216 shares of Common Stock, and shared power to vote, direct the vote, dispose or to direct the disposition over 9,468,692 shares of Common Stock. Mr. Desai shares such power to vote, direct the vote, dispose, or to direct the disposition with Mr. Rakesh Vij, as co-trustees of Trust I, Trust II, Trust V, and Trust VI. Mr. Vij owns a household products trading company, RK International Inc., 5607 Hartsdale Dr., Houston, Texas 77036, which is also Mr. Vij’s business address. During the past five years, Mr. Vij has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Vij is a citizen of the United States of America.

(c) On November 22, 2010, Mr. Desai sold 2,610,000 shares of Common Stock in a registered offering at a price per share of $45.3625, net of underwriting discounts. On December 14, 2010, Mr. Desai sold 105,384 shares of Common Stock pursuant to the exercise by the underwriters of an option in the registered offering at a price per share of $45.3625, net of underwriting discounts

(d) Not applicable.

(e) Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

Dated: December 16, 2010

/S/ BHARAT DESAI
Bharat Desai